OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: January 31, 2005
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
--------        Washington, D.C. 20549                hours per response.. 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*


     Fritsch        S. Frank
     ------------------------------------------
     (Last)         (First)         (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     ------------------------------------------
                    (Street)


     Mechanicsburg      PA              17055
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an entity (voluntary)

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4. Statement (Month/Day/Year)

     December 20, 2002
-----------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

     /  /
-----------------------------------------------
6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

        Director                 10% Owner
      X  Officer (give title     Other (specify below)
                   below)
         Senior Vice President, Human Resources
------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

-------------------------------------------------


           Table I - Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-   2A.      3.Transaction 4. Securities       5. Amount of     6. Ownership Form: 7.Nature of
    (Instr. 3)            action   Deemed     Code           Acquired (A)        Securities       Direct (D) or     Indirect
                          Date     Execution  (Instr. 8)     or Disposed of      Beneficially     Indirect (I)      Beneficial
                          (Month/  Date, if                   (D) (Instr. 3,     Owned Following  (Instr. 4)        Ownership
                          Day/     any                         4 and 5)          Reported Trans-                    (Instr. 4)
                          Year)    (Month/                                       action(s)
                                   Day/                                          (Instr. 3and 4)
                                   Year)
                                              Code   V      Amount  (A)or Price
                                                                      (D)
   Common Stock, par
   value $.01 per share  12/20/02                S           1,900    D  $13.70

   Common Stock, par
   value $.01 per share  12/20/02                S             700    D  $13.71

   Common Stock, par
   value $.01 per share  12/20/02                S             200    D  $13.75


   Common Stock, par     12/20/02                S             200    D  $13.79      52,253            (D)
   value $.01 per share

   Common Stock, par                                                                 11,520            (I)         By Mellon PSFS
   value $.01 per share                                                                                            as custodian
                                                                                                                   for benefit
                                                                                                                   of S. Frank
                                                                                                                   Fritsch (IRA)
------------------------------------------------------------------------------------------------------------------------------------

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number   6.Date        7.Title    8.Price  9.Number  10. Owner- 11.Nature
  Derivative   sion or    action  Deemed    tion       of         Exer-         and        of       of          ship     of
  Security     Exercise   Date    Execu-    Code       Deriv-     cisable       Amount     Deriv-   Deriv-      Form     Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative      and Ex-       of         ative    ative       of De-   ect
               Deriv-     Day/    Date, if   8)        Secur-     pira-         Under-     Secur-   Secur-      riva-    Bene-
               ative      Year)   any                  ities      tion          lying      ity      ities       tive     ficial
               Security           (Month/              Ac-        Date          Secur-     (Instr.  Bene-       Secu-    Owner-
                                  Day/Year)            quired     (Month/       ities      5)       ficially    rity:     ship
                                                       (A) or     Day/          (Instr.             Owned Fol-  Direct   (Instr.
                                                       Disposed   Year)         3 and 4)            lowing      (D) or    4)
                                                       of (D)                                       Reported    Indirect
                                                       (Instr.                                      Transac-    (I)
                                                       3, 4 and                                     tion(s)     (Instr.4)
                                                       5)                                           (Instr. 4)


                                             Code V    (A) (D)    Date   Ex-    Title Amount
                                                                  Ex-    pir-         or
                                                                  ercis- ation        Number
                                                                  able   Date         of
                                                                                      Shares


----------------------------------------------------------------------------------------------------------------------------------

Explanation  of  Responses:






                         /s/ S.Frank Fritsch                   12/23/02
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


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